UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42712

HAPPY CITY HOLDINGS LIMITED

(Translation of registrant’s name into English)

30 Cecil Street
#19-08 Prudential Tower
Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Happy City,” “we,” “us” and “our” refer to Happy City Holdings Limited and its subsidiaries.

Appointment of Directors; Compensatory Arrangements with Directors

On November 14, 2025, the board of directors of the Company (the “Board”) increased the size of the Board by one director, pursuant to amended and restated memorandum and articles of association of the Company, and approved the appointment of Mr. Ho Pan, KWOK, age 36, as a an independent director of the Company, effective November 15, 2025.

Mr. Ho Pan, KWOK accepted the positions. Pursuant to the independent director agreement between Mr. Kwok and the Company, Mr. Kwok hold such office until the director’s earlier death, disqualification, resignation or termination from office in accordance with the director agreement, the amended and restated memorandum and articles of association of the Company, or any applicable laws, rules, or regulations. In connection with his appointment, Mr. Kwok will be entitled to receive the Company’s standard compensation provided to independent directors, pursuant to the independent director agreement between Mr. Kwok and the Company.

Mr. Ho Pan, KWOK will also serve as a member of the audit committee, compensation committee and nominating committee of the Company.

The Board assessed the independence of Mr. Ho Pan, KWOK under the independence standards under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”) and has determined that Mr. Ho Pan, KWOK is independent.

The biography for Mr. Kwok is set forth below:

Mr. Ho Pan, KWOK, aged 36, is an independent director of the Company. Mr. Kwok has been serving as an independent director of PS International Group Limited (Nasdaq: PSIG) since July 2025. He is also serving as a financial controller and compliance manager for Uzen Securities Limited since March 2025, where he managed daily financial operations and ensured adherence to stringent regulatory requirements from regulatory bodies like the Securities and Futures Commission of Hong Kong. He was also the accounting manager of House of Talent Limited, one of the subsidiaries of MasterBeef Group (Nasdaq: MB) from December 2022 to January 2025. Mr. Kwok began his career in various accounting firms including Moore (HK) CPA Limited, Baker Tilly Hong Kong, Linkers CPA Limited and CCT & Partners CPA Limited. Mr. Kwok received his bachelor’s degree from University of Hull in 2014 and the diploma from HKUSPACE Po Leung Kuk Community College in 2013.

Mr. Ho Pan, KWOK does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The foregoing description of the independent director agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Director Offer Letter attached hereto as Exhibits 10.1, which is incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2025	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Mr. Ho Pan, KWOK

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